
Mail Stop 4720

May 26, 2017

Stephen H. Brolly
Chief Financial Officer
Fidelity Southern Corporation
3490 Piedmont Road NE, Suite 1550
Atlanta, GA 30305

> **Re:** **Fidelity Southern Corporation**
> **Registration Statement on Form S-3**
> **Filed May 5, 2017**
> **File No. 333-217748**

Dear Mr. Brolly:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Warrants, page 9

1. We note disclosure that your warrants may be issued independently or together with common stock, preferred stock, or units. To the extent that you intend to offer units as part of this registration statement, please register them as separate securities, and provide a description of their terms in accordance with Item 202(d) of Regulation S-K. Please have counsel revise its legal opinion to opine on the legality of the units.

Description of Debt Securities, page 10

2. Please expand the description of the material terms of the debt securities, to also include the type of events that constitute a default. For guidance, refer to Item 9 of Form S-3 and Item 202(b)(6) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate Donovan, Staff Attorney, at (202) 551-8636, or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: James W. Stevens
        Troutman Sanders LLP